WATERTON
GLOBAL RESOURCE MANAGEMENT

www.NewHudbay.com

Rebuilding Hudbay & Maximizing Shareholder Value

February 19, 2019



Disclaimer

General

The data, information and opinions contained or referenced herein (collectively, the "Information") is for general informational purposes only for the shareholders ("Shareholders") of Hudbay Minerals Inc. ("Hudbay", "HBM" or the "Company") in order to provide the views of Waterton Global Resource Management, Inc., on behalf of itself and each of Waterton Mining Parallel Fund Offshore Master, LP and Waterton Precious Metals Fund II Cayman, LP (collectively, "Waterton", "we" or "our"), regarding certain changes we are requesting to the composition of Hudbay's Board of Directors (the "Board"), and other matters which Waterton believes to be of concern to Shareholders described herein. The Information is not tailored to specific investment objectives, the financial situation, suitability, or particular need of any specific person(s) who may receive the Information, and should not be taken as advice in considering the merits of any investment decision. The views expressed in the Information represent the views and opinions of Waterton, whose opinions may change at any time and which are based on analyses of Waterton and its advisors. Unless otherwise indicated, the Information has been derived or obtained from public disclosure and filings with respect to and/or made by Hudbay and other issuers that we consider to be comparable to Hudbay, and from other third party reports (see "Disclaimer Respecting Publicly Sourced Information" below). Unless expressly stated otherwise, any opinion expressed herein is an opinion of Waterton held as of the date appearing in the Information. Waterton disclaims any obligation to publicly update the Information contained herein, except as required by applicable law.

Forward-Looking Statements

The Information contains forward-looking statements or forward-looking information within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"), including, without limitation, Waterton's and Hudbay's respective priorities, plans and strategies for Hudbay and Hudbay's and certain members of Hudbay's operational, compensation and other noted peer groups' anticipated financial and operating performance and business prospects, the expected timing of Hudbay's annual meeting of Shareholders (the "Annual Meeting") and the record date in respect thereof, Waterton's intentions to solicit proxies for the election of Waterton's director nominees to the Board at the Annual Meeting, and Waterton's anticipated voting recommendations in respect of matters to be addressed at the Annual Meeting. All statements and information, other than statements of historical fact, included herein are forward-looking statements, including, without limitation, statements regarding activities, events or developments that Waterton expects or anticipates may occur in the future. These forward-looking statements can be identified by the use of forward-looking words such as "will", "expect", "intend", "plan", "estimate", "anticipate", "believe" or "continue" or similar words and expressions or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur or, even if they do occur, will result in the performance, events or results expected. We caution readers not to place undue reliance on forward-looking statements contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements. These factors include: changes in Hudbay's strategies, plans or prospects; general economic, industry, business, regulatory and market conditions; changes in Hudbay's Board composition or size, including the identity and number of management nominees ultimately proposed by Hudbay for election to the Board at the Annual Meeting; actions of Hudbay and its subsidiaries or competitors; conditions in the mining industry; risks relating to government regulation and changes thereto, including in respect of the regulations concerning board composition, proxy solicitation and shareholder meetings; the state of the economy including general economic conditions globally and economic conditions in the jurisdictions in which Hudbay operates; the unpredictability and volatility of Hudbay's share price; availability of sufficient financial resources to fund Waterton's solicitation efforts; changes in commodity prices, tax rates and government mark-ups; currency fluctuations; recommendations of and changes to Waterton's proxy solicitors and advisors; reliance on information and control systems; restrictive covenants relating to current and future indebtedness of Hudbay and other contracts and instruments to which Hudbay is subject; and dilution and future sales of securities of the Company. These factors should not be construed as exhaustive.

Certain forward-looking statements contained herein may be considered to be future-oriented financial information or a financial outlook for the purposes of applicable Canadian securities laws. Future-oriented financial information and financial outlook contained herein about prospective financial performance, financial position or cash flows are based on assumptions about future events, including economic conditions and proposed courses of action, based on the applicable management team's assessment of the relevant information available to them at the applicable time, and to become available in the future. In particular, the Information contains projected operational information for future periods which are based on a number of material assumptions and factors. The actual results of the applicable operations for any period could vary from the amounts set forth in these projections, and such variations may be material. Further, there is no assurance or guarantee with respect to the prices at which any securities of Hudbay will trade, and such securities may not trade at prices that may be implied herein. See above for a discussion of the risks that could cause actual results to vary from such forward-looking statements.

Readers are cautioned that all forward-looking statements involve known and unknown risks and uncertainties, including those risks and uncertainties detailed in the continuous disclosure and other filings of Hudbay and certain members of Hudbay's operational, compensation and other noted peer groups with applicable securities regulators, copies of which are available on the System for Electronic Document Analysis ("SEDAR") at www.sedar.com or on the Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") at www.sec.gov. We urge you to carefully consider those risks and uncertainties. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Unless expressly stated otherwise, the forward-looking statements included herein are made as of February 19, 2019 and Waterton disclaims any obligation to publicly update such forward-looking statements, except as required by applicable law.

Disclaimer (continued)

Disclaimer Respecting Publicly Sourced Information

Certain of the Information contained herein, including, but not limited to, Information concerning Hudbay and members of its operational, compensation and other noted peer groups, has been taken from or is based upon publicly available documents or records filed on SEDAR or EDGAR and other public sources. The Information also includes industry data and other statistical information obtained from independent publications, research reports and other published independent sources.

Although Waterton believes its sources to be reliable and has no knowledge that would indicate that any Information taken from or based upon those documents, records, publications, reports or other public sources are untrue or incomplete, Waterton does not provide any representation or assurance as to the accuracy or completeness of the Information, or the appropriateness of the Information for any particular analytical purpose and does not assume and expressly disclaims any liability in relation to such Information taken from or based upon those documents, records, publications, reports and other public sources, or for any failure by such entities to disclose publicly events or facts that may have occurred or that may affect the significance or accuracy of any such information, but that are unknown to Waterton. Waterton has no intention and undertakes no obligation to update or revise any such information or data, whether as a result of new information, future events or otherwise, except as required by applicable law.

Waterton has not sought or obtained consent from any third party to the use herein of previously published information. The use of such information should not be viewed as any third party indicating support for the views expressed by Waterton herein.

Currency

Unless otherwise indicated, all currency amounts herein are stated in United States dollars.

Additional Information

The Information contained herein does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of Shareholders, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Readers are referred to Waterton's information circular dated February 14, 2019, as the same may be supplemented, amended and/or amended and restated (collectively, the "Circular"), which, among other things, sets forth the disclosure required under applicable Canadian securities and corporate laws, including the disclosure required by section 9.2(4) of National Instrument 51-102 – *Continuous Disclosure Obligations* and section 150(1.2) of the *Canada Business Corporations Act*. Waterton has also mailed the Circular to certain Shareholders and filed it on SEDAR in order to allow it to have discussions with Shareholders regarding its nominees for election to the Board in compliance with the solicitation requirements under applicable Canadian corporate and securities laws. A copy of the Circular may be obtained, on request, without charge from Kingsdale Advisors ("Kingsdale") by contacting them at 1-888-518-1563 toll-free in North America, or at 416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com, on the Company's profile on SEDAR at www.sedar.com or on Waterton's website at www.NewHudbay.com.

Any solicitation made by Waterton in advance of the upcoming 2019 annual meeting of Shareholders is, or will be, as applicable, made by Waterton and not by or on behalf of the management of Hudbay. Waterton may solicit the support and, ultimately, the proxies of Shareholders by mail, telephone, facsimile, email or other electronic means, as well as by newspaper or other media advertising and in person by managing members, directors, officers and employees of Waterton, or any associates or affiliates of the foregoing, or any of Waterton's director nominees or their respective associates or affiliates. For example, it is expected that Waterton representatives and/or one or more of Waterton's director nominees may attend in-person meetings with institutional shareholders and other significant shareholders. Any managers, directors, officers and employees of Waterton and their affiliates who solicit on behalf of Waterton will do so for no additional compensation, and none of the Waterton nominees will receive any special compensation in connection with the solicitation. Waterton may also engage the services of one or more agents and authorize other persons to assist in soliciting proxies on behalf of Waterton. Waterton has entered into an agreement with Kingsdale pursuant to which Kingsdale has agreed to act as Waterton's solicitation advisor and, should Waterton commence a formal solicitation of proxies, its proxy solicitation agent. Pursuant to this agreement, Kingsdale will receive a fee of $75,000, plus disbursements. In addition, Kingsdale may be entitled to a success fee on the successful completion of Waterton's solicitation, as determined by Waterton in consultation with Kingsdale. All costs incurred for any solicitation will be borne by Waterton, provided that, subject to applicable law, Waterton may seek reimbursement from Hudbay of Waterton's out-of-pocket expenses, including proxy solicitation expenses and legal fees, incurred in connection with a successful reconstitution of the Board.

The Information may not be disclosed to any one or reproduced in any form or used for any other purpose without the prior written consent of Waterton. Please refer to the Circular for additional disclaimers and advisories and additional information.

Table of Contents



Introduction

WATERTON
GLOBAL RESOURCE MANAGEMENT

About Waterton

About Waterton

Waterton is an investment firm that manages capital for global institutional investors, sovereign wealth funds and endowments. The firm has ~$2 billion in assets under management and focuses solely on the metals and mining sector. Waterton has a culture of thoroughness and a disciplined approach to capital allocation, and utilizes its significant industry expertise to produce out-sized returns over the long term.

Waterton's Research and Perspectives on Hudbay

Hudbay trades at a significant discount to its peers. To better understand the reasons for the discount and the issues that plague Hudbay, Waterton spent millions of dollars performing exhaustive research on the Company's leadership, strategy and portfolio. This process included engaging global investment banks and law firms on multiple continents with sector and issue specific expertise, and leveraging our extensive network in the mining sector. Waterton has had comprehensive discussions with permitting experts, regulatory litigation experts, stakeholder relations specialists, tailings specialists, multiple government bodies, engineers, metallurgists and geologists. We have engaged in meaningful discussions with thought leaders regarding the corporate governance and accountability issues that have negatively impacted Hudbay, and we have also conferred with shareholders and sell-side analysts to better understand why Hudbay suffers from such a substantial valuation gap. Based on our work, we are confident that Hudbay requires new leadership, a culture of accountability, a holistic strategy and significant portfolio optimization to maximize shareholder value.

Our commitment to Hudbay achieving its full potential and realizing its true market value is demonstrated by our substantial investment in the Company, valued at ~$190 million[1], and representing 12.0% ownership of Hudbay.

Hudbay requires an immediate change in leadership, a culture of accountability, a holistic corporate strategy and a value maximizing, results-oriented approach to portfolio optimization

1. *Shares held and valued as of Feb-15-2019*

What is the Purpose of Our Campaign?

Waterton's Clear Long-Term Objective: Significant Share Price Appreciation

Given Hudbay's high-quality assets, we believe that with the right leadership team and a truly independent Board with relevant expertise, Waterton and all shareholders will realize outsized returns through significant long-term share price appreciation.

HIGH-QUALITY ASSETS + **THE RIGHT LEADERSHIP** (**TRULY INDEPENDENT** + **RELEVANT EXPERTISE**) = **OUTSIZED RETURNS THROUGH SHARE PRICE APPRECIATION**

Truly Independent

- ✓ Each nominee is entirely independent of Waterton
- ✓ Impeccable credentials
  - Senior leadership roles at BHP Billiton, Teck, Barrick, Goldcorp, ArcelorMittal, South32, Nevsun, Southern Copper, Grupo Mexico, Hatch, Placer Dome, Finning International, Falconbridge, Hochschild, Gold Fields
  - Decades of experience leading Canadian and global financial institutions
  - Professors and thought leaders at preeminent research institutes and universities

Relevant Expertise

- ✓ Proven leadership
- ✓ Multi-national mining experience
- ✓ Corporate governance & accountability
- ✓ Capital allocation & project finance expertise
- ✓ US permitting expertise
- ✓ Peruvian stakeholder engagement
- ✓ Mining technology & innovation
- ✓ Construction & operation of large-scale copper projects

Hudbay Snapshot

Business Units

Peru Business Unit ("Constancia")

- Operates the 100%-owned Constancia open pit copper mine in Peru
- Life-of-Mine ("LOM") annual production: ~208mmlbs CuEq[1]

Arizona Business Unit ("Rosemont")

- Developing the ~92% owned, Feasibility-stage Rosemont open pit copper project, which continues to await for its final permits to enter construction
- Target LOM annual production: ~243mmlbs CuEq[1]

Manitoba Business Unit ("Manitoba")

- Operates the 100%-owned Lalor underground copper-zinc-gold mine, 777 underground copper-zinc-gold-silver mine and associated processing infrastructure in Manitoba Unit
- LOM annual production: ~116mmlbs CuEq[1]

Company Snapshot[2]

Headquarters	Toronto, ON
Employees	~2,200

Financial Snapshot	*($mm)*
Share Price (per share)	C$7.93 / $5.97
Shares Outstanding (mm)	261
Market Capitalization	**1,560**
Add: Debt[3]	1,187
Less: Cash & Cash Eq.[4]	(444)
Enterprise Value	**2,303**
LTM Revenue	1,535
LTM EBITDA	691

Asset Locations



Manitoba
Rosemont
Constancia
Operating assets
Development assets

Source: FactSet, Bloomberg, Wood Mackenzie, Company Filings

1. *Production refers to contained metal in concentrate; adjusted for streams where applicable; based on technical reports*
2. *FactSet numbers as of Feb-15-2019. USD/CAD of 1.328*
3. *Debt includes long-term debt, finance lease obligations, pension obligations and other employee benefits*
4. *Adjusted for acquisition of Mason Resources*

Fresh Perspective and Proven Expertise

We have assembled a slate of nominees (the "Nominees") with relevant, diverse, global experience to fill the knowledge gaps on Hudbay's Board and transform Hudbay into a world-class intermediate base metals producer



Richard Nesbitt (Proposed Chairman)

- ✓ Over 40 years of experience leading some of Canada's largest/most important institutions, including CIBC World Markets, CIBC Bank, TSX Group, HSBC Securities Canada and the Global Risk Institute
- ✓ Adjunct Professor at the Rotman School of Management and Visiting Professor at the London School of Economics



Peter Kukielski (Proposed CEO)

- ✓ More than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors
- ✓ Oversaw global operations for companies such as BHP Billiton, Teck Resources, ArcelorMittal, Falconbridge and Nevsun
- ✓ Most recently the CEO at Nevsun Resources



Mike Anglin

- ✓ Over 30 years of experience in the base and precious metals industry, with a focus on South American and US operations
- ✓ Previously COO of the Base Metals Group of BHP Billiton, responsible for BHP Billiton's open pit copper mines in South America
- ✓ Chairman of the Board of SSR Mining



Ernesto Balarezo

- ✓ Over 20 years of experience in the Peruvian mining sector, including as CEO of Gold Fields (Peru) and COO of Hochschild Mining, a Peruvian mining company
- ✓ Experience in the Special Compliance Unit of the Peruvian Government, reporting directly to the Prime Minister



David Deisley

- ✓ Highly-regarded corporate mining lawyer with over 30 years of specialized permitting and stakeholder relations experience
- ✓ Previously General Counsel at Goldcorp, General Counsel at Barrick Gold at the regional and country levels in Nevada, Chile and Peru, as well as General Counsel of NOVAGOLD



Emily Moore

- ✓ Named one of the "100 Global Inspirational Women in Mining"
- ✓ Director of Technology Development/Managing Director for Water and Innovation at Hatch
- ✓ Professor of Engineering Leadership, University of Toronto



Daniel Muñiz Quintanilla

- ✓ Prior EVP & Board member of Southern Copper, President & CEO of Underground Mining Division of Grupo Mexico, CFO of Grupo Mexico
- ✓ Substantial experience with overseeing multiple aspects of complex copper mining operations in Peru and the United States, including managing strategic, financial and stakeholder matters



David Smith

- ✓ Over 30 years of senior leadership experience, including as CFO of Finning International and senior executive roles at Placer Dome
- ✓ Extensive boardroom experience, including as a member of the compensation, corporate governance and special committees and as Chairman of several audit committees

The right Board with the right skill set to rebuild Hudbay

Peter Kukielski: Our Proposed CEO with a Track Record of Success



- ✓ Global experience with deep operational expertise
- ✓ Proven leader
- ✓ Well-known and respected by the mining community and the capital markets

Broad Leadership and Operating Experience

Company	Tenure	Role	Mines/Projects	Asset Locations
NEVSUN RESOURCES LTD.	2018 – 2017	President & CEO	1 operating mine, 1 major development project	Eritrea, Serbia, Macedonia
SOUTH32	2017 – 2015	Non-Executive Director	13 operating mines	Australia, South Africa, Mozambique, Brazil, Colombia, US
ArcelorMittal	2013 – 2008	Chief Executive, Mining	27 operating mines, 3 major development projects	12 countries
Teck	2008 – 2006	COO	15 operating mines, 1 refinery, 2 major development projects	Canada, Peru, Chile, US
FALCONBRIDGE	2006 – 2001	COO	19 operating mines, 8 development projects	Canada, US, Peru, Chile, Dominican Republic, Jamaica and Norway
bhpbilliton	2001– 1997	Antamina Copper Manager	World-class greenfield development project	Peru

A Proven Leader with Global Experience


Denotes C-Suite operational responsibilities
Denotes one mine

Analyst Commentary

> Nevsun announced today that Peter Kukielski will be replacing Cliff Davis as the President and CEO effective May 12, 2017. In our view this is **a positive appointment**, bringing an **experienced** and **well-known executive** on board to help move the Timok project forward

BMO Capital Markets – May 8, 2017

> In our view, Mr. Kukielski's **operational and commissioning experience could greatly benefit the company** at this stage as it continues to work through technical issues at the Bisha mine and advances the development of the Timok project

TD Securities – May 8, 2017

Source: FactSet, analyst reports, company filings

Richard Nesbitt: Our Proposed Chairman and a Tenacious "Blue-Chip" Leader



- ✓ Led some of Canada's largest and most important financial institutions
- ✓ Proven track record of revamping companies' strategic direction and culture

Leader with Blue-Chip Experience

Company		Role
GRI GLOBAL RISK INSTITUTE	The premier organization that defines thought leadership in risk management for the financial industry globally	CEO
CIBC	Leading North American financial institution offering Personal/Business/Commercial Banking, Wealth Management and Capital Markets services	COO of CIBC Bank and Chairman and CEO of CIBC World Markets
TMX	Integrated, multi-asset class exchange group operating the Toronto Stock Exchange	President and CEO of the TSX Group (the predecessor to the TMX Group)
HSBC	One of the largest banking groups in the world and the largest foreign-owned bank in Canada	President and CEO of HSBC Securities Canada

Track Record of Implementing Seminal Change

TSX group TSX → TMX ← Montréal Exchange

TSX GROUP AND MONTRÉAL EXCHANGE JOIN FORCES TO CREATE TMX GROUP

"This combination grows out of **a common vision for the future of the Canadian capital markets**. Customers in Canada and internationally will benefit from **increased liquidity levels, accelerated product development, a fully diversified product suite, and superior technology**," said Richard Nesbitt, Chief Executive Officer of TSX Group. Luc Bertrand, President and Chief Executive Officer of the Montréal Exchange continued, "The new group will **redefine the Canadian capital markets and strengthen its global positioning**. TMX Group will list, trade, clear and offer market data for both cash and derivatives markets across multiple asset classes."

TSX & Montreal Exchange Joint Press Release, Dec-10-2007

Source: FactSet, analyst reports, company filings

New Hudbay's Strategy: Creating Long-Term Shareholder Value

CLEAR CORPORATE STRATEGY: To build a mid-tier base metals company to deliver **long-term shareholder value** with a focus on the Americas

Trusted Leadership: Appoint an experienced leadership team that has earned the trust of the capital markets and all other stakeholders

Accountability: Ensure management is held to account and fully aligned with shareholders

Corporate Governance: Implement best governance standards and practices based on a culture of transparency

Portfolio Optimization: Undertake a holistic portfolio review and implement an optimization plan to maximize long-term shareholder value

Capital Allocation & Balance Sheet: Formulate a comprehensive approach with a focus on return on invested capital

Performance: Deliver on transparent and value accretive performance objectives



Credibility
Strategy
Culture
Trusted Leadership
Accountability
Corporate Governance
Portfolio Optimization
Capital Allocation & Balance Sheet
Performance
LONG-TERM SHAREHOLDER VALUE CREATION

Hudbay's Long-Term Upside Potential

With the new leadership team at the helm and a restoration of market confidence, over the long-term, Hudbay can close the valuation gap to its peers[1], and shareholders have the opportunity to benefit from up to a ~140% increase in the share price

Value Creation[2,3]



High 13.2x
Average 7.7x
Low 4.8x
Hudbay 3.9x
Peers EV/EBITDA
~140% Potential Upside
C$8
+C$11
C$19
Hudbay Current Share Price
Bridging the Gap to Average Peer
Average Peer Valuation Price

Source: FactSet, Company filings

1. *Peers include Antofagasta, Ero Copper, First Quantum, Freeport, Lundin, Oz Minerals, Southern Copper*
2. *As of Feb-15-2019*
3. *Equity value per share calculated by multiplying consensus 2019E EBITDA of $588mm by the 7.7x average multiple, subtracting $743mm of net debt, dividing by 261.3mm shares outstanding and multiplying by the USD/CAD exchange rate of 1.328*



Why a Significant Leadership Change is Necessary at Hudbay

WATERTON
GLOBAL RESOURCE MANAGEMENT

Chronic Underperformance – Abysmal TSR

Hudbay's total shareholder return ("TSR") has materially and consistently underperformed its peers[1] (the "Peers"), proxy peers[2] (the "Proxy Peers") and market indices up to October 4, 2018, the last trading day before Waterton first issued a public letter to Hudbay's Board of Directors (the "Unaffected Date")

Hudbay TSR Relative to Peers Median[1]



1-Year
3-Year
5-Year
CEO Tenure³
Hibben Tenure⁴
(35%)
(66%)
(71%)
(85%)
(131%)

Hudbay TSR Relative to Proxy Peers Median[2]



1-Year
3-Year
5-Year
CEO Tenure³
Hibben Tenure⁴
(19%)
(45%)
(26%)
(56%)
(93%)

Hudbay TSR Relative to S&P/TSX Global Base Metals Index



1-Year
3-Year
5-Year
CEO Tenure³
Hibben Tenure⁴
(36%)
(50%)
(47%)
(66%)
(24%)

Hudbay TSR Relative to S&P/TSX Composite Index



1-Year
3-Year
5-Year
CEO Tenure³
Hibben Tenure⁴
(41%)
(14%)
(69%)
(16%)
(122%)

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: Bloomberg, Company filings

1. *Peers include Antofagasta, Ero Copper, First Quantum, Freeport, Lundin, Oz Minerals, Southern Copper*
2. *Proxy Peers are selected by Hudbay and include Antofagasta, Capstone, First Quantum, Imperial Metals, Lundin, Oz Minerals, Nevsun, Turquoise Hill*
3. *Since Jan-1-2016 (appointment of Alan Hair as CEO)*
4. *Since Mar-23-2009 (appointment of Alan Hibben, current Chairman, to Board of Directors)*

Substantial Valuation Gap to Peers

As of the Unaffected Date, Hudbay's valuation was at the bottom of its Peer group on EV/EBITDA and P/NAV basis



Consensus FY+1 EV/EBITDA
~-53%
Gap
13.4x
10.1x
8.5x
6.0x
4.7x
4.3x
4.1x
3.4x
Peer Avg = 7.3x
ERO
SCCO
FM
ANTO
OZL
LUN
FCX
HBM



Consensus P/NAV
~-44%
Gap
1.1x
1.1x
1.0x
1.0x
0.8x
0.7x
0.6x
0.5x
Peer Avg = 0.9x
ERO
SCCO
ANTO
OZL
FCX
FM
LUN
HBM

Source: FactSet as of Unaffected Date

Broken Hudbay: How Did the Company Get Here?

Hudbay's chronic underperformance and significant valuation discount
is a direct consequence of its:


HUD
BAY

- **FLAWED STRATEGY**
- **DAMAGED CREDIBILITY**
- **BROKEN CULTURE**

Hudbay's Deep-Rooted Problems

1 FLAWED STRATEGY

Myopic short-term strategy that does not translate into shareholder value in a long-term industry

- Lack of coherent capital allocation strategy
- Billions spent on capital projects without creating shareholder value
- Track record of returns well below cost of capital
- Negative net asset value per share ("NAVPS") growth since Alan Hair became CEO

2 DAMAGED CREDIBILITY

Consistently misguides the market and fails to deliver on stated portfolio objectives, undermining stakeholder trust

- Market has lost faith in leadership's ability to deliver results
- Repeatedly failed to deliver on key Rosemont permits
- Pampacancha surface rights still not obtained
- Repeatedly failed to provide a strategic plan for Manitoba
- Long history of misguiding the market on operations and earnings

3 BROKEN CULTURE

An entrenched Board that fails to hold management to account has fostered a culture of gross underperformance

- Entrenched Board members and an underqualified CEO with terrible performance
- Deteriorating independence has led to the Board's inability to hold management to account
- Lack of alignment with shareholders
- Leadership lacking global mining experience has been "learning on the job"

FLAWED STRATEGY → DAMAGED CREDIBILITY → BROKEN CULTURE

Hudbay's flawed strategy, damaged credibility and broken culture have led to a significant valuation discount

History of Poor Investment Decisions and Value Destruction

Flawed Strategy 1

Cash capital expenditures ("capex")

~$4.8bn

spent on cash capex since 2010[1,2]

equivalent to C$23.60/share[3]

Hudbay's unaffected equity value

~$1.3bn

equivalent to C$6.18/share[3]

IS THIS A GOOD INVESTMENT?

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: FactSet as of Unaffected Date, Company filings

1. *Since Jan-1-2010, the year since current C-Suite became part of senior management*
2. *Includes fair value of consideration transferred in acquisitions*
3. *Based on share count of 261.3mm and USD/CAD exchange rate of 1.288, as of Unaffected Date*

History of Poor Investment Decisions and Value Destruction (continued)

Flawed Strategy 1

Since 2010, Hudbay's leadership has allocated ~$4.8bn of capital. The Company's unaffected market capitalization is ~$1.3bn

Destroying shareholder value since 2010 (in millions)[1,2]



-
$130
$581
$453
$1,961
$497
$578
$573
$13
$4,787
$1,254
Sustaining Capex
Growth Capex
Acquisitions
Sustaining Capex
Growth Capex
Acquisitions
Sustaining Capex
Growth Capex
Acquisitions
Total Capex & Acquisitions
Market cap as of Oct-4-2018
Rosemont
Constancia
Manitoba

Hudbay's undisciplined capital allocation strategy has translated into value destruction for its shareholders

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: FactSet as of Unaffected Date

1. *Since Jan-1-2010, the year since current C-Suite became part of senior management*
2. *Includes fair value of consideration transferred in acquisitions*

Track Record of Returns Well Below Cost of Capital[1]

Flawed Strategy 1

Hudbay's weighted average cost of capital ("WACC")

14.6%

Average WACC since 2010

IS THIS A GOOD INVESTMENT?

Hudbay's return on invested capital ("ROIC")

3.4%

Return on invested capital since 2010

Over 11% less than Hudbay's cost of capital

Source: Bloomberg

1. *ROIC and WACC per Bloomberg; WACC includes cost of debt and cost of equity; ROIC adjusted for material impairment expense incurred in 2015*

Track Record of Returns Well Below Cost of Capital (continued)

Flawed Strategy 1

Consistently over the last decade, WACC has been significantly greater than ROIC

Hudbay's historical ROIC and WACC[1]



17.0%
-16.9%
0.1%
2010
17.5%
-5.5%
12.0%
2011
12.2%
-10.6%
1.6%
2012
12.2%
-12.0%
0.2%
2013
11.5%
-8.8%
2.7%
2014
10.9%
-9.1%
1.8%
2015
14.7%
-13.1%
1.6%
2016
20.4%
-13.1%
7.3%
2017
Return on Invested Capital (ROIC)¹
Weighted Average Cost of Capital (WACC)¹

Hudbay has consistently destroyed value for its shareholders by failing to produce returns in excess of its WACC for a decade

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: Bloomberg

1. *ROIC and WACC per Bloomberg; WACC includes cost of debt and cost of equity; ROIC adjusted for material impairment expense incurred in 2015*

Negative NAVPS Growth Since Alan Hair Appointed CEO[1]

Flawed Strategy 1

Hudbay's NAVPS growth

-0.9%

Hudbay's NAVPS growth since 2016

IS THIS A GOOD INVESTMENT?

Peers' NAVPS growth

23.9%

Peers' average NAVPS growth since 2016

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: FactSet as of Unaffected Date

1. NAVPS based on FactSet consensus for respective unreported year; Compound Annual Growth Rate shown for change in consensus NAVPS since Jan-1-2016

Negative NAVPS Growth Since Alan Hair Appointed CEO (continued)

Flawed Strategy 1

Leadership's inability to meet project milestones has contributed to Hudbay's negative NAVPS growth, a metric which the Board has selected to evaluate the CEO



NAVPS CAGR[1] (since Jan-1-2016)
Worst NAVPS among Peers
84.8%
32.3%
16.1%
15.4%
9.7%
6.4%
2.9%
-0.9%
ERO[2]
OZL
ANTO
LUN
FCX
FM
SCCO
HBM

Hudbay is the only company among its Peers with *negative* NAVPS growth

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: FactSet as of Unaffected Date

1. *NAVPS based on FactSet consensus for respective year; Compound Annual Growth Rate (CAGR) shown for change in consensus NAVPS since Jan-1-2016*
2. *Ero Copper commenced trading on Oct-19-2017; first broker consensus estimate of NAVPS available from Nov-1-2017*

Hudbay's Deep-Rooted Problems

1 FLAWED STRATEGY

Myopic short-term strategy that does not translate into shareholder value in a long-term industry

- Lack of coherent capital allocation strategy
- Billions spent on capital projects without creating shareholder value
- Track record of returns well below cost of capital
- Negative NAVPS growth since Alan Hair became CEO

2 DAMAGED CREDIBILITY

Consistently misguides the market and fails to deliver on stated portfolio objectives, undermining stakeholder trust

- Market has lost faith in leadership's ability to deliver results
- Repeatedly failed to deliver on key Rosemont permits
- Pampacancha surface rights still not obtained
- Repeatedly failed to provide a strategic plan for Manitoba
- Long history of misguiding the market on operations and earnings

3 BROKEN CULTURE

An entrenched Board that fails to hold management to account has fostered a culture of gross underperformance

- Entrenched Board members and an underqualified CEO with terrible performance
- Deteriorating independence has led to the Board's inability to hold management to account
- Lack of alignment with shareholders
- Leadership lacking global mining experience has been "learning on the job"

FLAWED STRATEGY → **DAMAGED CREDIBILITY** → BROKEN CULTURE

Hudbay's flawed strategy, damaged credibility and broken culture have led to a significant valuation discount

Hudbay's Portfolio

1 Manitoba

Operates the:

- 100% owned Lalor underground copper-zinc-gold mine;
- 777 underground copper-zinc-gold-silver mine; and
- Associated processing infrastructure

2 Constancia

Operates the 100% owned Constancia open pit copper mine

3 Rosemont

Developing the ~92% owned, feasibility-stage Rosemont open pit copper project



1

Asset: Manitoba
Location: Manitoba, Canada
Ownership: 100%
Commercial production: ongoing for >90 years
Mine type: underground
Primary commodity: copper, zinc and gold
M&I: ~2.2Blbs CuEq (4.66% CuEq)
Mine life: 777 - 3 years; Lalor - 9 years
2017A production: ~273Mlbs CuEq

2

Asset: Constancia
Location: Cusco, Peru
Ownership: 100%
Commercial production: April 2015
Growth Capex (invested): ~$2.0 billion
Mine type: open pit
Primary commodity: copper
M&I: ~7.2Blbs CuEq (0.35% CuEq)
Mine life: 18 years
2017A production: ~286Mlbs CuEq

3

Asset: Rosemont
Location: Arizona, USA
Ownership: ~92%
Capex (required): ~$1.9 billion (100% basis)
Mine type: open pit
Primary commodity: copper
M&I: ~10.6Blbs CuEq (0.42% CuEq)
Mine life: ~19 years
LOM annual production: 112kt Cu

- Operating assets
- Development assets

Hudbay suffers from a significant valuation discount as a result of leadership's inability to optimize its portfolio

Source: Company filings, SNL

Failure to Deliver Undermines Stakeholder Confidence

Leadership has consistently misguided the market and failed to deliver on stated portfolio objectives, undermining stakeholder trust

Constancia

SURFACE RIGHTS FAILURE

Since 2016, Hudbay has failed to meet its stated objective of securing the surface rights to Pampacancha, a high-grade satellite deposit near Constancia. This failure has had a material adverse impact on Hudbay's cash flow, eroding stakeholder confidence

Rosemont

PERMITTING FAILURE

Leadership's lack of US permitting expertise has contributed to its repeated failure to secure permits and its inability to set realistic timelines for their issuance, eroding shareholder confidence

Manitoba

LACK OF STRATEGIC PLAN

Given Mr. Hair's long history and significant familiarity with the operations, it is unacceptable that Hudbay has failed for years to provide a long-term plan for Manitoba. Stakeholders have been left in the dark and confidence has been eroded

"… the **delays in securing the relevant Pampacancha surface rights have been a consistent overhang** on the Company …

Credit Suisse *– Jan 14, 2019 (emphasis added)*

"The final key 404 Water Permit from the U.S. Corps of Engineers for Rosemont remains outstanding, **nearly two years after the initial expected receipt.**

RBC *– Dec 12, 2018 (emphasis added)*

"… investors moved to the sidelines after disappointment earlier this year, following the Constancia mine plan update and **ongoing questions about the future processing plans in Northern Manitoba.**

TD *– Nov 2, 2018 (emphasis added)*

"***HBM has turned into a show-me story.***

CIBC *– Aug 2, 2018*

Hudbay's history of inadequate leadership and poor guidance and execution has eroded trust among stakeholders

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: Company filings, analyst reports

Constancia Issues:
Failure to Deliver Undermines Trust

Damaged Credibility 2

Pampacancha surface rights

- The 2012 Feasibility Study assumed that the Pampacancha satellite deposit would enter production in 2016
- In the Company's updated technical report released in March 2018, production at Pampacancha was deferred until Q1 2019



Maria Reyna
Caballito
Process Plant
Constancia Pit
Pampacancha Pit
LEGEND
Caballito/ Maria Reyna
Hudbay
Kusiorcco
0
5,000
10,000
Meters

- The Pampacancha delay has had a material adverse impact on cash flow and has triggered a 2018 penalty payment to Wheaton Precious Metals under their streaming agreement

" We are continuing to be patient to ensure that any agreement supports our longer term exploration plans for Constancia and **we continue to expect to be able to reach an agreement in time to begin mining at Pampacancha in 2019.**

Alan Hair, CEO *(emphasis added)*

" Constancia's latest plans assume that mining at the high-grade Pampacancha satellite deposit will now begin sometime in 2019—**upwards of one year later than previously contemplated (2016 Technical Report).**

Cormark Securities *- Nov 6, 2018 (emphasis added)*

Q1 2016 — **"We have postponed the development of Pampacancha** given currently low copper prices.

Alan Hair, CEO *(emphasis added)*

Q4 2016 — " **Mining of Pampacancha is planned to begin in 2018 …**

Hudbay Press Release *(emphasis added)*

Q4 2017 — " The community has provided Hudbay with access to the land [at Pampacancha] to carry out early-works activities and **we expect to begin ore production later this year.**

Alan Hair, CEO *(emphasis added)*

Q1 2018 — " As we disclosed in our updated technical report on Constancia, **we now expect mining of the Pampacancha deposit to begin in 2019.**

Alan Hair, CEO *(emphasis added)*

Q3 2018

CAN YOU TRUST A BOARD AND CEO THAT DUBIOUSLY BLAME FAILURE TO SECURE SURFACE RIGHTS ON LOW COMMODITY PRICES (Q1 2016)?

Source: Company filings, analyst reports

Rosemont Issues:
Consistent Failure to Secure Permits

Damaged Credibility 2

Hudbay mismanagement

- Hudbay announces an impairment of $114.5 million on Rosemont goodwill in 2016 due to the delay in the construction of the project, among other factors
- Hudbay completes C$242 million bought deal financing in September 2017. While the stated use of proceeds from the financing was vague, it was widely understood by the market that the funds would be used to finance construction of Rosemont commencing in Q1 2018
- A year and a half after the bought deal financing closed, shareholders remain in the dark regarding the details of the delayed issuance of the 404 Permit[1] and the legal challenges to the Record of Decision ("RoD") and Biological Opinion

Q1 2016

"**There is a possibility that regulatory permitting processes for the Rosemont project could be complete by mid-2016.**

TD *– Jan 20, 2016 (emphasis added)*

Q4 2016

"**We previously delayed the project in our model by two years** (first production now modeled in 2023) to take into account the permit uncertainty.

TD *- Nov 3, 2016 (emphasis added)*

Q1 2017

"**We have delayed our start-up assumptions for both capital spend and production by a year** - we now forecast capital spend beginning in early 2019, and commissioning in early 2022.

Canaccord Genuity *– Feb 23, 2017 (emphasis added)*

Q1 2018

"In addition, **there have not been updates to the permitting process at Rosemont** … the Section 404 Water Permit may take longer than originally anticipated (mid-2018).

CIBC *– Jan 21, 2018 (emphasis added)*

Q2 2018

"**We delayed Rosemont's construction and commercial production by six months** to Q1/19 and Q3/21, respectively, to allow for potential delays in permitting.

CIBC *– Apr 1, 2018 (emphasis added)*

Q3 2018

"The wait for the 404 permit remains ongoing, **with no specific guidance on timeline.**

Canaccord Genuity *– Nov 1, 2018 (emphasis added)*

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: Company filings, analyst reports

1. Clean Water Act 404 Permit (the "404 Permit")

Rosemont Issues:
Lack of Expertise Has Led to Poor Decisions

Damaged Credibility 2

When launching the 2017 equity financing, the Board and management must have assumed:

- X The RoD would ***not be appealed*** **(INCORRECT)**
- X The pending 404 Permit from the US Corps of Engineers ***would be granted in late 2017 following the Company's submission in September 2017 of an 859 page*** Mitigation and Monitoring Plan to support the 404 Permit **(INCORRECT)**
- X That Rosemont ***could be constructed*** in early 2018 **(INCORRECT)**

Alan Hair conceded in a meeting on August 31, 2018 that the permitting assumptions were a **"major miscalculation" and a "sore spot for investors"**

- **Jun 2017** — RoD is issued for Rosemont
- **Sep 7 2017** — Hudbay announces a C$242 million bought deal financing
- **Sep 12 2017** — Hudbay files a revised 859 page Mitigation and Monitoring Plan with the Corps of Engineers
- **Sep 25 2017** — The Centre for Biological Diversity sues the US Forest Service and the US Fish and Wildlife Service over the RoD
- **Sep 27 2017** — Hudbay completes the equity financing
- **Aug 31 2018** — Alan Hair conceded in a meeting that the permitting assumptions were a "major miscalculation" and a "sore spot for investors"

Why would a board approve a financing to construct Rosemont having in hand an **859 page document** that needs to be reviewed and approved by regulators?

Why would a company raise financing to construct Rosemont when litigation on the RoD that would likely materially impact the construction timeline was pending?

CAN YOU TRUST A BOARD AND CEO THAT CONSISTENTLY DEMONSTRATE POOR JUDGEMENT IN THEIR DECISION MAKING AND DO NOT UNDERSTAND RUDIMENTARY PERMITTING/LITIGATION ISSUES AND TIMELINES?

Source: Company filings

Manitoba Issues:
Lack of Strategic Vision

Damaged Credibility 2

Leadership has proven to be incapable of guiding the market

- *"In May 2015 we acquired the New Britannia mill, which is located in Snow Lake, Manitoba and has the potential to increase our capacity to process Lalor ore"* – Company filings
- Given Mr. Hair's long history and significant familiarity with the operations, it is unacceptable that Hudbay has failed for years to provide a long-term plan for Manitoba
- Hudbay has missed throughput guidance for the past several years at Lalor, and is currently only operating at ~60% of design capacity
- Hudbay has failed to achieve target throughput and meet cost guidance



Snow Lake
LALOR MINE
777 MINE
Flin Flon
Flin Flon Mill
REED MINE
Manitoba
Lalor
777
Reed
Saskatchewan

" I was hoping we could get a little **more colour about what's going on operationally in Manitoba.**

Scotiabank *(emphasis added)*

" We're going through the budget process for 2019. **We'll give guidance once we've done that.**

David Bryson, CFO *(emphasis added)*

Q1 2016

" ... In May 2015 we acquired the New Britannia mill, which is located in Snow Lake, Manitoba and **has the potential to increase our capacity to process Lalor ore.**

Company filings *(emphasis added)*

Q1 2017

" Feasibility work is ongoing for the Lalor gold zone and copper-gold zone targeting an additional 1,500 tonnes per day through the New Britannia mill to **fully utilize Lalor's 6,000 tonnes per day shaft capacity.**

Company filings *(emphasis added)*

Q2 2017

" Manitoba combined mine, mill and G&A unit operating costs are **expected to be within guidance range for 2017.**

Alan Hair, CEO *(emphasis added)*

Q4 2017

" Combined unit **operating costs in Manitoba exceeded the guidance range** for 2017.

Alan Hair, CEO *(emphasis added)*

Q2 2018

" **Lalor Gold Zone still an enigma.** HudBay continues to conduct trade-off studies to assess mining and processing options for the Gold Zone.

TD *(emphasis added)*

Source: Company filings, analyst reports

WATERTON
GLOBAL RESOURCE MANAGEMENT

Valuation Gap Has Tripled Under Mr. Hair's CEO Tenure

Hudbay trades at a material discount to all of its Peers and the Company's valuation discount has significantly increased under the tenure of Alan Hair

Consensus FY+1 EV/EBITDA valuation


9.0x
8.0x
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
--
FY+1 EV / EBITDA
4.2x
2.9x
7.3x
3.4x
Discount:
1.3x
Discount:
3.9x
Jan-16
May-16
Oct-16
Mar-17
Jul-17
Dec-17
May-18
Sep-18
Hudbay
Peers

Hudbay's 2017 Objectives:
- X Advance Lalor Gold
- X Advance Pampacancha
- X Advance Permitting at Rosemont

Hudbay's 2018 Objectives:
- X Advance Lalor Gold
- X Advance Pampacancha
- X Advance Permitting at Rosemont

Leadership's inability to achieve corporate objectives has resulted in a complete loss of confidence and tripling of Hudbay's valuation discount

Source: Company filings, FactSet as of Unaffected Date; average excludes Hudbay

Long History of Missing Consensus

Hudbay has suffered from consistent downward revisions to EBITDA estimates

Revisions to Consensus EBITDA Estimates Since Initial Estimate


2014
2015
2016
2017
2018
2019
2020
-66%
-65%
-42%
-14%
-24%
-61%
-32%
Date of Initial Estimate
Jan-13
Feb-13
Feb-13
Feb-13
Jan-14
Aug-14
Jan-16


1 Leadership sets expectations…
2 …analysts integrate into forecasts…
3 …plan is poorly executed…
4 …and leadership fails to deliver
Average Analyst Revision:
44%

2018 Downward Revisions by Analysts

"Main revisions to our model included … **increased Manitoba combined mining / milling costs** … **lowered Lalor H2/18E and H1/19E throughput** … **increased our H2/18E cash cost assumption** for Manitoba's zinc plant closer to the top of the guidance range

CIBC *– Aug 2, 2018 (emphasis added)*

"Given **HBM's disappointing recent operating performance**, particularly in Manitoba, **we have materially reduced our production and cost outlook**.

Scotiabank *– Aug 1, 2018 (emphasis added)*

"With the increase to our operating cost assumptions, **our 2018 and 2019 EBITDA estimates have declined by 8% and 6% respectively**, while our NAV has declined by C$0.20/sh, to C$8.92/sh.

Canaccord Genuity *– Aug 1, 2018 (emphasis added)*

"Our **lower target price** reflects **adjustments to our operating cost forecasts and our revised Lalor Gold model**

TD *– May 4, 2018 (emphasis added)*

Hudbay has consistently overpromised and under-delivered

Source: Bloomberg, FactSet, analyst reports, Company filings as of Unaffected Date

Leadership's Failures Have Led to Significant Analyst Downgrades

With consistent underperformance, analysts have downgraded their target prices

Consensus analyst price targets revisions



Average Peer revision: 15%
Hudbay revision: 16%
ERO: 47%
OZ: 16%
FM: 15%
SCCO: 11%
FCX: 10%
ANTO: 3%
LUN: 1%
HBM: -16%
Target price revision (Dec-31-2017=100)
160.0
150.0
140.0
130.0
120.0
110.0
100.0
90.0
80.0
Dec-17
Jan-18
Feb-18
Mar-18
Apr-18
May-18
Jun-18
Jul-18
Aug-18
Sep-18

Hudbay analyst target price reduction in 2018



Canaccord -11%
CIBC -29%
Cormark -20%
Credit Suisse -29%
Eight Capital -25%
GMP 24%
Haywood -28%
IA Securities
Macquarie -10%
National Bank -31%
Paradigm
RBC -27%
Raymond James -22%
Scotia -23%
TD -11%
5.00
10.00
15.00
20.00
Downward revision
Upward revision
Target as at Oct-4-2018
Target as at Dec-31-2017

Dec-31-2017: **C$12.60/sh**

Current: **C$10.59/sh**

Downward revision of **C$2.01/sh**

Negative commentary from analysts

"We have lowered our price target to C$11 from C$13 following a **disappointing start to 2018 with higher costs in Manitoba and slippage on both the Rosemont & Pampacancha projects.**

RBC *- Aug 13, 2018 (emphasis added)*

"Lower our 12-to-18 month price target … due to execution concerns at HBM's Manitoba and Peru operations (high costs), and uncertainty on Rosemont's permitting process. **HBM has turned into a show-me story.**

CIBC *- Aug 2, 2018 (emphasis added)*

Scotiabank lowered its target price from C$13.00/sh to C$11.50/sh:

"The **excruciatingly slow pace of the administrative due process has been a painful overhang on the shares.**

Scotiabank *- Jun 25, 2018 (emphasis added)*

Analysts have lowered Hudbay's target price by ~16% since December 2017, while the average Peer target price has increased by ~15%

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: Bloomberg, FactSet, analyst research, Company filings as of Unaffected Date

Hudbay's Deep-Rooted Problems

1 FLAWED STRATEGY

Myopic short-term strategy that does not translate into shareholder value in a long-term industry

- Lack of coherent capital allocation strategy
- Billions spent on capital projects without creating shareholder value
- Track record of returns well below cost of capital
- Negative NAVPS growth since Alan Hair became CEO

2 DAMAGED CREDIBILITY

Consistently misguides the market and fails to deliver on stated portfolio objectives, undermining stakeholder trust

- Market has lost faith in leadership's ability to deliver results
- Repeatedly failed to deliver on key Rosemont permits
- Pampacancha surface rights still not obtained
- Repeatedly failed to provide a strategic plan for Manitoba
- Long history of misguiding the market on operations and earnings

3 BROKEN CULTURE

An entrenched Board that fails to hold management to account has fostered a culture of gross underperformance

- Entrenched Board members and an underqualified CEO with terrible performance
- Deteriorating independence has led to the Board's inability to hold management to account
- Lack of alignment with shareholders
- Leadership lacking global mining experience has been "learning on the job"

FLAWED STRATEGY → DAMAGED CREDIBILITY → BROKEN CULTURE

Hudbay's flawed strategy, damaged credibility and broken culture have led to a significant valuation discount

WATERTON
GLOBAL RESOURCE MANAGEMENT

Board's Failure to Create Long-term Value for Shareholders

Broken Culture 3

Hudbay has suffered prolonged periods of underperformance during the tenure of this Board


Hudbay TSR Relative to Peers Since Day of Joining the Board to Unaffected Date
Entrenched Five[2]
Less Relevant Expertise
Distracted
Alan Hibben (Since Mar '09)
W. Warren Holmes (Since Mar '09)
Alan Lenczner (Since Mar '09)
Kenneth Stowe (Since Jun '10)
Alan Hair (CEO) (Since Jan '16)[3]
Carin Knickel (Since May '15)
Colin Osborne (Since May '18)
Igor Gonzáles (Since Jul '13)
-131%
-131%
-131%
-88%
-85%
-66%
-21%
-75%
Tenure[1]
10
10
10
9
3
4
1
6

This Board has a consistent track record of underperformance

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: Company filings, System for Electronic Disclosure by Insiders
1. *Projected tenure in years by 2019 annual general meeting*
2. *The entrenched five include Alan Hibben, W. Warren Holmes, Alan Lenczner, Kenneth Stowe and Alan Hair (collectively, the "Entrenched Five")*
3. *Since Jan-1-2016 (appointment of Alan Hair as CEO)*

Token "Skin in the Game"


31,339,858 shares
12.00%
ownership
~69x
0.17%
ownership
456,058 shares
Waterton[1]
Hudbay Board & C-Suite[2]

Board and management clearly do not have aligned interests with shareholders

Source: Company filings, System for Electronic Disclosure by Insiders
1. *Waterton's disclosed ownership of Hudbay shares as of Jan-24-2019*
2. *Hudbay Board of Directors' and C-Suite's disclosed ownership of Hudbay shares as of Jan-15-2019 and Dec-31-2018, respectively*

Erosion of Independence?

The Entrenched Five and the entire C-Suite have all worked together at Hudbay for at least nine years


Alan Hibben
W. Warren Holmes
Alan Lenczner
Kenneth Stowe
Alan Hair 2
CFO 3
COO 3
ENTRENCHED FIVE
14
0
1
2
3
4
5
6
7
8
9
10
11
Tenure (No. of Years) 1

The long overlapping tenure of the Board and senior management, the Company's significant underperformance and the unwillingness of the Board to hold management to account raises questions of independence

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: Company filings

1. *Projected tenure by 2019 annual general meeting*
2. *Indicates tenure since Alan Hair was appointed to senior management as of the date the Company became public, although, Alan Hair was VP of the predecessor private company*
3. *Gray bars indicate tenures since the current CFO and COO were appointed to senior management*

Erosion of Independence?
CEO Selection

Broken Culture 3

"The robust nature of our succession planning process was demonstrated in December 2015 when David Garofalo announced his resignation as our CEO. The Board **immediately**, and in accordance with its succession plan, appointed Alan Hair as our new CEO."

Company filings – Apr-14-2016 (emphasis added)



Candidate
Candidate
Candidate
Candidate
Candidate
Candidate
NO PROCESS EXECUTED

Robust Process to Find a Qualified CEO

Rather than appointing an interim CEO while running a meaningful and robust process to appoint a permanent CEO, the Board hastily appointed an internal candidate that clearly did not have the necessary experience or skill set to be the CEO of a global mining company



Alan Hair

No Process Results in Inappropriate CEO Appointment

- X No prior CEO experience
- X Lacking competent capital markets experience
- X Narrowly focused on operations
- X Vast majority of career spent operating underground mines in the province of Manitoba
- X Limited professional experience outside of Hudbay

The Board's appointment of a CEO lacking the skill set necessary to lead a global mining company raises questions of oversight and independence

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: Company filings

Erosion of Independence?
Management Rewarded for Poor Execution

2016 Performance

- *Poor TSR Relative to Peers*
- *Missed Operating Cash Flow Target*
- *Negative NAVPS Growth*
- *Failed to Meet Project-Specific Milestones*

2017 Performance

- *Unnecessary and Untimely Equity Financing*
- *Missed Operating Cash Flow Target*
- *Exceeded Cost Guidance at Both Operating Assets*
- *Failed to Meet Project-Specific Milestones*

But the Board assigned management a performance score of…

2016		2017
140/100*	?	104/100

** Management was initially assigned a score of 114/100, which was subsequently revised to 140/100 at the "Board's discretion" despite glaring shortcomings and missteps*

The Board fails to hold management accountable for poor execution and rewards them with compensation they have not earned

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: Company filings

Erosion of Independence?
Management Rewarded for Poor Execution (continued)

Hudbay's 2016/2017 Corporate Scorecards (which serve as the basis for the CEO's short and long-term incentive compensation)

The Hudbay Scorecard given by the incumbent Board was ***114/100 in 2016, arbitrarily revised to 140/100****:*

Score given by Hudbay's incumbent Board	
Operational	
69/50	X Faced **two distinct closures from protests** at Constancia in 2016
Growth Expectations	
23/20	X Management **failed to obtain the 404 Permit**
	X Management **failed to provide a strategic plan for Manitoba**
	X Management **failed to acquire surface rights for Pampacancha**
Financial	
22/30	X Management **failed to meet its operating cash flow target**
	X Received **0/100 on both share price performance and NAVPS growth**
Despite acknowledging management's poor financial performance, the Board arbitrarily revised the scorecard to ***140/100, rewarding management for destroying shareholder value*** *relative to its Peers*	

The Hudbay Scorecard given by the incumbent Board was ***104/100 in 2017****:*

Score given by Hudbay's incumbent Board	
Operational	
45/40	X Unit operating costs **exceeded guidance** at both Constancia and Manitoba in 2017
	X Received a score of 120/100 for stakeholder relations **despite failure to negotiate surface rights agreements**
Growth Expectations	
32/30	X Management **failed to obtain the 404 Permit**
	X Management **failed to provide a strategic plan for Manitoba**
	X Constancia's growth remains hindered from **incomplete negotiations for Pampacancha's surface rights**
Financial	
27/30	X Management **failed to meet its operating cash flow target**
	X $200mm (C$242mm) equity raise in September 2017 initially meant to finance the construction of Rosemont unnecessarily **diluted existing shareholders**

Source: Company filings

The Abysmal Track Record of Hudbay's Current Leadership[1]

FLAWED STRATEGY

- Since 2010, the Board has **allocated ~$4.8bn of capital**; the Company's **market capitalization is ~$1.3bn**
- Over the past decade, Hudbay's **average WACC is 14.6%,** while its **average ROIC is merely 3.4%**
- During CEO tenure, **NAVPS has decreased 0.9%** while the **Peers' average NAVPS has increased 23.9%**
- Hudbay's poor track record of capital allocation has **destroyed value for shareholders**

DAMAGED CREDIBILITY

- Hudbay has **consistently failed to deliver** on its stated objectives
- The **valuation gap at Hudbay has increased by ~200%** since Mr. Hair's appointment as CEO
- In 2018 analysts **revised Hudbay's target price down 16%** while the **Peers' target prices were on average revised up 15%**
- Analysts have **revised FY2014-2020 EBITDA estimates down 44%** from original estimates

BROKEN CULTURE

- The collective ownership between the Board and the C-Suite is a **token 0.17%**
- The Entrenched Five and the entire C-Suite have **worked together for 9 years**; the Company has **significantly underperformed** during that time
- In 2016, Hudbay's **TSRs and NAVPS growth were negative**, but management **received a 140/100 score**
- In 2017, management **did not deliver** on its key objectives, but **received a 104/100 score**

Has resulted in:

CHRONIC UNDERPERFORMANCE

-131% TSR

Relative to Peers since March 2009

VALUATION DISCOUNT

53% DISCOUNT

EV/EBITDA Discount Relative to Peers

WATERTON GLOBAL RESOURCE MANAGEMENT

1. *As of Unaffected Date*

Hudbay's Failure to Negotiate with Waterton

1. Given Hudbay's chronic underperformance and valuation discount, Waterton approached the Company about the clear and obvious need for Board refreshment
2. Waterton had multiple discussions with the Board, and specifically Chairman Hibben, about the parameters of a Board refreshment
3. Having acknowledged the need for refreshment, Hudbay requested that Waterton submit a proposal to the Board outlining its proposed terms and conditions
4. In good faith, Waterton submitted multiple term sheet drafts to Hudbay, taking into consideration the feedback from Chairman Hibben
5. Despite Waterton's efforts, Hudbay failed to meaningfully engage in negotiations, and did not deliver even one responsive draft term sheet to Waterton
6. **As a result of the foregoing, and to mitigate further value destruction, Waterton has been left with no choice but to ask its fellow shareholders to democratically effect change**

We are now asking our fellow shareholders to elect an independent Board with impeccable credentials and relevant skills and a proposed CEO with global mining experience and track record of success to redefine the new Hudbay ("New Hudbay") with a clear corporate strategy and a focus on creating long-term shareholder value



New Hudbay:

Driving Long-Term Value for Shareholders

WATERTON
GLOBAL RESOURCE MANAGEMENT

Fresh Perspective and Proven Expertise

LONG-TERM SOLUTION:

ASSEMBLE A NEW BOARD WITH RELEVANT, DIVERSE, GLOBAL EXPERIENCE TO FILL THE KNOWLEDGE GAPS ON HUDBAY'S BOARD AND TRANSFORM HUDBAY INTO A WORLD-CLASS INTERMEDIATE BASE METALS PRODUCER



Richard Nesbitt (Proposed Chairman)

- ✓ Hudbay requires oversight by a strong, steadfast and tenacious leader who has decades of corporate experience and a clear vision in order to change the Company's culture of complacent underperformance



Peter Kukielski (Proposed CEO)

- ✓ Hudbay now has the rare opportunity to recruit a CEO with a proven and successful track record. Mr. Kukielski not only has the operational experience to lead Hudbay, but just as importantly, he has decades of experience in developing holistic business strategies for companies with multinational mining portfolios



Mike Anglin

- ✓ Given its operations at Constancia and a pending construction decision at Rosemont, the Board requires someone who has comprehensive open pit copper mining expertise and extensive experience with constructing and operating large-scale open pit copper mines in the Americas



Ernesto Balarezo

- ✓ Hudbay's Board requires engaged Peruvian representation, and a Board member with extensive open pit mining experience in Peru, together with a deep social and political network to help resolve the stakeholder issues at Constancia and specifically at Pampacancha



David Deisley

- ✓ Hudbay's Board lacks meaningful experience in US permitting/regulatory matters and South American stakeholder/community engagement, two areas of expertise that are indispensable for unlocking value at Rosemont and Constancia



Emily Moore

- ✓ The Board requires someone that has extensive water and tailings management expertise given the scope of the dry stack tailings initiative at Rosemont and also requires a mining and technology expert who has extensive experience with evaluating and implementing innovative mining and technology solutions



Daniel Muñiz Quintanilla

- ✓ The Board requires someone with extensive experience overseeing complex copper mines in Peru and the US and with a proven track record of managing stakeholder, financing and capital allocation matters at such projects, and Mr. Muñiz is uniquely positioned to provide this expertise given his proven leadership at Southern Copper and Grupo Mexico across the Americas



David Smith

- ✓ Hudbay's Board requires someone that can raise the bar at Hudbay on corporate governance, accountability and strategic matters and given Mr. Smith's vast experience as Chairman/member of committees including audit, compensation, corporate governance and special committees in the mining sector he will certainly provide this leadership

Proven Expertise

- ✓ PROVEN LEADERSHIP
- ✓ MULTI-NATIONAL MINING EXPERIENCE
- ✓ CORPORATE GOVERNANCE & ACCOUNTABILITY
- ✓ CAPITAL ALLOCATION & PROJECT FINANCE EXPERTISE
- ✓ US PERMITTING EXPERTISE
- ✓ PERUVIAN STAKEHOLDER ENGAGEMENT
- ✓ MINING TECHNOLOGY & INNOVATION
- ✓ CONSTRUCTION & OPERATION OF LARGE-SCALE COPPER PROJECTS

The right Board with the right skill set to rebuild Hudbay

An Upgrade in Leadership

Proposed CEO Replacement



Peter Kukielski ▲

- ✓ Leadership roles at blue-chip companies including Teck Resources, ArcelorMittal and South32
- ✓ Proven track record of creating and crystallizing market value for investors
- ✓ Overseen dozens of complex operating and development stage mines in more than 15 jurisdictions
- ✓ 93% TSR during his tenure as President and CEO of Nevsun



Alan Hair ▼

- ✕ No prior CEO experience
- ✕ Lacking competent capital markets experience
- ✕ Narrowly focused on operations
- ✕ Vast majority of career spent operating underground mines in Manitoba
- ✕ Limited professional experience outside of Hudbay
- ✕ Negative TSR since appointment to C-Suite at Hudbay

Proposed Chairman Replacement



Richard Nesbitt ▲

- ✓ Significant executive experience at some of Canada's largest and most important financial institutions
- ✓ Former Chairman and CEO of CIBC World Markets and COO of CIBC Bank
- ✓ Former President and Chief Executive Officer of the TSX Group (the predecessor to the TMX Group)
- ✓ Positive TSR during his public company executive positions



Alan Hibben ▼

- ✕ On Hudbay's Board for nearly ten years, during which time the Company has significantly underperformed
- ✕ No outside public company executive experience
- ✕ Lack of international experience required by Hudbay's global assets and operations
- ✕ Negative TSR during his outside public company directorships

Source: FactSet, analyst research, company filings

New Hudbay's Strategy: Creating Long-Term Shareholder Value

CLEAR CORPORATE STRATEGY: To build a mid-tier base metals company to deliver **long-term shareholder value** with a focus on the Americas

Trusted Leadership: Appoint an experienced leadership team that has earned the trust of the capital markets and all other stakeholders

Accountability: Ensure management is held to account and fully aligned with shareholders

Corporate Governance: Implement best governance standards and practices based on a culture of transparency

Portfolio Optimization: Undertake a holistic portfolio review and implement an optimization plan to maximize long-term shareholder value

Capital Allocation & Balance Sheet: Formulate a comprehensive approach with a focus on return on invested capital

Performance: Deliver on transparent and value accretive performance objectives



Credibility
Culture
Strategy
Performance
Trusted Leadership
Accountability
Corporate Governance
Portfolio Optimization
Capital Allocation & Balance Sheet
LONG-TERM SHAREHOLDER VALUE CREATION

Peter Kukielski: Our Proposed CEO with a Track Record of Success

Trusted Leadership



- ✓ Global experience with deep operational expertise
- ✓ Proven leader
- ✓ Well-known and respected by the mining community and the capital markets

Broad Leadership and Operating Experience

Company	Tenure	Role	Mines/Projects	Asset Locations
NEVSUN RESOURCES LTD.	2018 – 2017	President & CEO	1 operating mine; 1 major development project	Eritrea, Serbia, Macedonia
SOUTH32	2017 – 2015	Non-Executive Director	13 operating mines	Australia, South Africa, Mozambique, Brazil, Colombia, US
ArcelorMittal	2013 – 2008	Chief Executive, Mining	27 operating mines; 3 major development projects	12 countries
Teck	2008 – 2006	COO	15 operating mines, 1 refinery, 2 major development projects	Canada, Peru, Chile, US
FALCONBRIDGE	2006 – 2001	COO	19 operating mines, 8 development projects	Canada, US, Peru, Chile, Dominican Republic, Jamaica and Norway
bhpbilliton	2001– 1997	Antamina Copper Manager	World-class greenfield development project	Peru

A Proven Leader with Global Experience



Denotes C-Suite operational responsibilities
Denotes one mine



Analyst Commentary

"Nevsun announced today that Peter Kukielski will be replacing Cliff Davis as the President and CEO effective May 12, 2017. In our view this is **a positive appointment**, bringing an **experienced** and **well-known executive** on board to help move the Timok project forward"

BMO Capital Markets – May 8, 2017

"In our view, Mr. Kukielski's **operational and commissioning experience could greatly benefit the company** at this stage as it continues to work through technical issues at the Bisha mine and advances the development of the Timok project"

TD Securities – May 8, 2017

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: FactSet, analyst reports, company filings

Peter Kukielski

Proven experience defining, communicating and executing on a holistic business strategy across multiple mining projects and jurisdictions



- ***Leadership***
- ***Operational Expertise***
- ***Shareholder Engagement***
- ***Strategic Thinking***

Biography

- More than 30 years of extensive global experience within the base metals, precious metals and bulk materials sectors, having overseen operations across the globe for companies such as BHP Billiton, ArcelorMittal, Teck Resources, Falconbridge and Nevsun
- Most recently held the CEO role at Nevsun Resources
  - During his tenure, Total Shareholder Return for Nevsun investors was 93%
- Chief Executive Officer of Anemka Resources, a private company backed by Warburg Pincus formed to invest in global mining assets
- Chief Executive, Mining for ArcelorMittal, responsible for 27 operating mines and three major development mines, distributed across 12 countries
- Chief Operating Officer of Teck Resources, responsible for the company’s base metals, gold and coal mines
- Falconbridge (originally Noranda), serving in a variety of senior roles, including Chief Operating Officer and overseeing 19 operations and 8 development projects in Canada, USA, Peru, Chile, Dominican Republic, Jamaica and Norway
- BHP Billiton, serving as Engineering and Commissioning Manager on the Antamina Project, a world-class greenfield development project in Peru

> *Mining is a long-term industry. We’re going to make decisions with a long-term perspective and with a focus on maximizing value for our stakeholders, keeping our people safe and being contributing members of our communities.*
>
> **- Peter Kukielski**

Peter Kukielski:
A Highly-Regarded Leader In Mining

"*Peter has shown the strong leadership and expertise… He successfully managed our mining business during one of the most challenging periods for the steel industry in recent history.* ***Through his work we have been able to strengthen the foundations for ArcelorMittal to become a truly integrated global steel production and mining business.***"

Lakshmi N. Mittal *(emphasis added)*
Chairman and CEO of ArcelorMittal



Source: ArcelorMittal press release

Our Plan of Action

With guidance from the proposed new Board, proposed CEO Peter Kukielski and the management team will undertake a comprehensive review and implement a strategic plan for Hudbay

Short-Term Plan

Accountability

☐ Immediately set a culture focusing on accountability

Capital Allocation

☐ Instill capital allocation strategy that focuses on ROIC

Portfolio Optimization

Stakeholder Engagement at Constancia

☐ Develop a robust stakeholder engagement strategy at Constancia

Holistic Rosemont Strategy

☐ Establish a risk-adjusted strategy at Rosemont that accounts for litigation, capital costs, financing gaps, partnerships, operational risk and capital allocation

Fulsome Review of Manitoba

☐ Assess Manitoba to identify opportunities to maximize value for shareholders and all stakeholders

Performance

☐ Consistently deliver on performance guidance

Long-Term Plan

Productivity-Oriented Culture

☐ Foster a culture that promotes workplace productivity and accountability and rewards the Company's hard-working and effective employees

Growth Opportunities

☐ Evaluate growth opportunities at the appropriate times

Mining Technology and Innovation

☐ Promote the implementation of cutting-edge mining technology and innovation into the Company's operations to improve productivity


Short-Term Plan
Long-Term Plan
Long-Term Value Creation

New Hudbay will define a strategic vision that focuses on creating long-term shareholder value

Accountability

LONG-TERM SOLUTION:

NEW HUDBAY WILL IMPLEMENT MEANINGFUL CRITERIA TO EFFECTIVELY EVALUATE MANAGEMENT PERFORMANCE THAT IS CONSISTENT WITH THE COMPANY'S CORPORATE STRATEGY OF MAXIMIZING SHAREHOLDER RETURNS

Hudbay's Current Performance Evaluation:

One Uniform Scorecard


Short-term Incentive Plan
Long-term Incentive Plan

X Overlapping Performance Metric:

Hudbay is still using antiquated criteria for evaluating management; the same corporate scorecard is used to determine the outcome of both the short-term incentive plan ("STIP") and long-term incentive plan ("LTIP")

X Insufficient Market Disclosure:

The board arbitrarily revises the final score and there is no clear indication how it is calculated in relation to performance metrics versus discretionary measures used

X Lack of TSR Integration:

Compensation determination is not sufficiently focused on returns, resulting in a lack of shareholder alignment

New Hudbay's Performance Evaluation:

Annual Objectives Approved by Board


Short-term Incentive Plan

TSR Relative to Peers


Long-term Incentive Plan

✓ Distinct Performance Metrics:

The Nominees will use best-in-class practices to bifurcate assessment criteria into short-term and long-term factors. The STIP will be focused on a tighter set of annual objectives approved by the Board, while a material proportion of the LTIP will be based on TSR relative to Peers

✓ Transparent Market Disclosure:

The Board will establish clear objectives and will be transparent regarding how management is assessed. **The goal posts will not arbitrarily move after the fact**

✓ TSR Integration:

TSRs will be the key driver for the LTIP. Awarding share units based on the Company's TSR relative to its Peers will align the interests of management and New Hudbay's shareholders

New Hudbay's core values: Accountability, Integrity, Respect and Transparency

Source: Company filings

Richard Nesbitt: Our Proposed Chairman and a Tenacious "Blue-Chip" Leader



- ✓ Led some of Canada's largest and most important financial institutions
- ✓ Proven track record of revamping companies' strategic direction and culture

Leader with Blue-Chip Experience

Company		Role
Global Risk Institute (GRI)	The premier organization that defines thought leadership in risk management for the financial industry globally	CEO
CIBC	Leading North American financial institution offering Personal/Business/Commercial Banking, Wealth Management and Capital Markets services	COO of CIBC Bank and Chairman and CEO of CIBC World Markets
TMX	Integrated, multi-asset class exchange group operating the Toronto Stock Exchange	President and CEO of the TSX Group (the predecessor to the TMX Group)
HSBC	One of the largest banking groups in the world and the largest foreign-owned bank in Canada	President and CEO of HSBC Securities Canada

Track Record of Implementing Seminal Change

TSX group → TMX ← Montréal Exchange

TSX GROUP AND MONTRÉAL EXCHANGE JOIN FORCES TO CREATE TMX GROUP

"This combination grows out of **a common vision for the future of the Canadian capital markets**. Customers in Canada and internationally will benefit from **increased liquidity levels, accelerated product development, a fully diversified product suite, and superior technology**," said Richard Nesbitt, Chief Executive Officer of TSX Group. Luc Bertrand, President and Chief Executive Officer of the Montréal Exchange continued, "The new group will **redefine the Canadian capital markets and strengthen its global positioning**. TMX Group will list, trade, clear and offer market data for both cash and derivatives markets across multiple asset classes."

TSX & Montreal Exchange Joint Press Release, Dec-10-2007

Source: FactSet, analyst reports, company filings

Richard Nesbitt

Strong, steadfast and tenacious leader who has decades of senior corporate experience and a clear vision to improve the Company's culture and implement a Company-wide focus on accountability and corporate governance



- ✓ ***Corporate Governance***
- ✓ ***Shareholder Engagement***
- ✓ ***Corporate Strategy Implementation***
- ✓ ***Stakeholder Relations***

Biography

- Led some of Canada's largest and most important financial institutions and has executed some of the country's leading corporate transactions
- President and Chief Executive Officer of the **TSX Group** (the predecessor to the **TMX Group**)
- Chairman and Chief Executive Officer of **CIBC World Markets** and the Chief Operating Officer of **CIBC Bank**
- President and Chief Executive Officer of **HSBC Securities Canada**
- President and Chief Executive Officer of the **Global Risk Institute**
- Adjunct Professor at the **Rotman School of Management**, University of Toronto
- Visiting Professor at the **London School of Economics**
- Visionary Award from Women in Capital Markets for his work throughout his career to sponsor gender diverse management teams

> *Accountability is the backbone of any good business and our Board plans to set a culture of accountability at New Hudbay. In my experience, people who perform well actually prefer to be accountable—let's empower those people at our Company.*
>
> **- Richard Nesbitt**

Long-Term Vision for Hudbay's Assets

LONG-TERM SOLUTION:
NEW HUDBAY WILL TAKE A LONG-TERM AND HOLISTIC APPROACH TO THE COMPANY'S ASSETS, WITH A VIEW OF MAXIMIZING SHAREHOLDER VALUE

High-Quality Portfolio	*Current management's and Board's short-term myopic focus*	*New Hudbay's more holistic strategy focused on long-term shareholder value*
CONSTANCIA	❑ Secure Pampacancha surface rights	✓ Implement proven strategies to rebuild the broken trust between Hudbay and all of its stakeholders ✓ Secure Pampacancha surface rights
ROSEMONT	❑ Obtain the 404 Permit and begin construction	✓ Formulate a risk-adjusted holistic strategy: ➢ Update capital costs ➢ Obtain the 404 Permit ➢ Establish a litigation strategy ➢ Meaningfully assess operational risk with a focus on dry-stack tailings ➢ Effectively evaluate capital allocation, financing strategies and partnerships
MANITOBA	❑ Develop mine plan for Lalor	✓ Consistent with its corporate strategy to optimize its portfolio, New Hudbay will assess Manitoba to identify opportunities to maximize value for its shareholders and all stakeholders ✓ Develop mine plan for Lalor



Stakeholder Plan at Constancia

LONG-TERM SOLUTION:
NEW HUDBAY WILL IMPLEMENT PROVEN STRATEGIES TO REBUILD THE BROKEN TRUST BETWEEN HUDBAY AND ALL OF ITS STAKEHOLDERS AT CONSTANCIA

ON-THE-GROUND DILIGENCE CONDUCTED

Local experts were engaged to conduct **extensive on-the-ground due diligence** in the Districts of Chamaca, Livitaca and Velille and the communities that lie within the Area of Direct Influence of the Constancia and Pampacancha deposits (including Chilloroya and Uchucarcco). This is what was discovered:

As a direct result of wrongdoings in the past (on which there is vast public disclosure), Hudbay has empowered a select few individuals in the community who have employed negotiation tactics that do not take into consideration the interest of the broader community

- This has resulted in an **inability for Hudbay to effectively manage and advance value creation initiatives** that require broad stakeholder support

Proven strategies are required to rebuild the broken trust between Hudbay and all of its stakeholders at Constancia and Pampacancha

STRATEGY GOING FORWARD

The new Board will task management to oversee the development and implementation of a proven stakeholder engagement strategy that:

- **Takes into consideration the interests and concerns** of *all* relevant stakeholders;
- **Recognizes and empowers community leaders that want positive development** and progress for *all* members of the neighboring communities;
- **Is based on a consistent and clear message** to be socialized with the Company's stakeholders—new rules of engagement;
- Will utilize techniques and **approaches that have been developed and applied in the past and proven to be effective** in managing similar issues at other mines in Peru; and
- **Will be appropriately socialized at *all* levels** of government to secure political buy-in with all relevant parties



Engagement & Interaction
Issues Identification & Clarification
THE NEW BOARD'S STAKEHOLDER ENGAGEMENT CYCLE
Resolutions & Key Actions
Long-Term Results

New Hudbay's stakeholder strategy and execution plan will aim to create a sustainable and symbiotic relationship between the Company and the communities

Ernesto Balarezo

Extensive open pit mining experience in Peru, along with a deep political and social network to help resolve the stakeholder issues at Constancia



- ✓ ***Stakeholder Engagement***
- ✓ ***Peruvian Expertise***
- ✓ ***Operational Expertise***

Biography

- Peruvian national and resident with an invaluable local network, and decades of mine operating and stakeholder experience in Peru
- Vice President of Operations of Hochschild Mining (reporting directly to the CEO)
  - Responsible for the oversight of five active mining operations with more than 10,000 employees in Peru, Mexico and Argentina
- Chief Executive Officer of Gold Fields, Peru, responsible for the Cerro Corona mining unit
- Special Compliance Unit of the Peruvian Government, responsible for monitoring the advancement of certain special projects under the direct report and supervision of the Peruvian Prime Minister
- Independent Director of the largest Peruvian construction company, Graña y Montero

> *It is very important to make sure prosperity for the local communities remains sustainable after the conclusion of the operation. Getting the communities appropriately involved with the operation ensures this.*
>
> **- Ernesto Balarezo**

Daniel Muñiz Quintanilla

Uniquely positioned to leverage his vast South American senior executive expertise from Southern Copper in stakeholder engagement, capital allocation and financing strategies



- ✓ ***Stakeholder Engagement***
- ✓ ***Peruvian/South American Expertise***
- ✓ ***Capital Allocation Strategy***
- ✓ ***Financing Strategy***

Biography

- Managing Director and Executive Vice President of Americas Mining, the holding company of the Mining Division of Grupo Mexico, which has operations in Peru, Mexico, US and Spain
  - Member of Board of Directors and Executive Vice President of Southern Copper, a subsidiary of Americas Mining
  - Led several successful M&A, joint venture and other similar transactions leading to the acquisition and integration of several world-class assets into Grupo Mexico
- Executive President & Chief Executive Officer of Industrial Minera Mexico, the Underground Mining Division of Grupo Mexico
- Chief Financial Officer of Grupo Mexico, during which time he successfully raised more than $6 billion for the company through a variety of securities, including bonds, structured bonds and project finance

“*I have overseen some of the largest mines in Peru at which we successfully dealt with very complicated stakeholder matters. The stakeholder issues at Constancia are complicated, but not novel. By leveraging my experience, I can provide our management team with some meaningful thought leadership on these matters.*”

- Daniel Muñiz Quintanilla

Rosemont: Multi-Disciplinary Review

LONG-TERM SOLUTION:

NEW HUDBAY WILL LOOK BEYOND THE CURRENT "TUNNEL-VISION" APPROACH AT ROSEMONT AND COMPLETE A COMPREHENSIVE AND MULTI-DISCIPLINARY ANALYSIS TO ENSURE THAT THE BEST CAPITAL ALLOCATION DECISIONS ARE MADE FOR THE PROJECT

Guiding towards a construction decision without a meaningful capital allocation strategy and incomplete operational and financial plan is value destructive


Building for the sake of building leads to shareholder value destruction
Value destruction

Build Rosemont only with accurate information and an actionable financing and partnership plan, all in accordance with an adopted capital allocation strategy


Assess updated costs, operational risks and establish permitting strategy
Building to maximize shareholder value
Actionable financing strategy
Optimize ownership structure and return
Value creation

Rosemont: Litigation and Permitting Strategy

LONG-TERM SOLUTION:
NEW HUDBAY WILL IMPLEMENT AN EFFECTIVE PERMITTING AND LITIGATION STRATEGY AND A TRANSPARENT SHAREHOLDER COMMUNICATION PLAN TO REGAIN THE TRUST OF THE MARKET

New Hudbay's Strategy

1 Mr. Deisley will fill the existing knowledge gap on the Board relating to US permitting and litigation matters

Mr. Deisley has:

- Developed, implemented and overseen proven strategies for securing major federal and state permits for large complex mining projects in the US, most recently at Donlin Gold
- Extensive experience with NEPA and 404 permits, amongst other matters

Mr. Deisley will provide the Board with important context on permitting and litigation matters so that the Board can:

- Make more informed decisions relating to permitting and litigation at Rosemont
- Make better decisions across other disciplines and avoid the clear strategic missteps that the incumbent Board has made in the past (e.g., 2017 equity financing)

2 A permitting and litigation strategy focused on efficiency

Management will implement a cogent permitting and litigation strategy that:

- Considers opportunities to supplement the Administrative Record for the 404 Permit to add efficiencies to legal proceedings
- Mandates close coordination with regulatory agencies' defense attorneys to ensure maximum effectiveness in defending existing and pending permit appeals
- Revamps Hudbay's political strategy to ensure that the Company avails itself of the full suite of regulatory efficiencies offered by the current US administration

3 Implement a market communication plan focused on transparency

Supported by the Board, management will develop a shareholder communication plan for Rosemont that:

- Demonstrates a clear understanding of the facts relating to the permitting of the project and related litigation
- Provides accurate and realistic disclosure on permitting and litigation matters which will result in increased shareholder and market confidence


Value Creation
Stakeholder Confidence
Effective Communication
Strategy Development
Experienced Oversight

David Deisley

Extensive experience in US permitting and regulatory matters and South American stakeholder and community engagement, two areas of expertise that are critical for unlocking value at Rosemont and Constancia



- ✓ ***US Permitting Expertise***
- ✓ ***Stakeholder Relations***
- ✓ ***Legal Expertise***
- ✓ ***South American Expertise***

Biography

- Highly-regarded corporate mining lawyer and permitting professional with over 30 years of specialized experience on corporate matters within the mining sector, US permitting matters and South American permitting and stakeholder relations
- Recently retired as General Counsel of NOVAGOLD
  - Led the permitting of the company's flagship project in Western Alaska (Donlin Gold), which secured a joint federal Record of Decision from the Corps of Engineers and the Bureau of Land Management and a 404 Permit
- Executive Vice President, Corporate Affairs and General Counsel at Goldcorp with responsibility for Goldcorp's community engagement with indigenous communities in Canada and Latin America
- General Counsel at Barrick Gold at the regional and country levels responsible for permitting and community and stakeholder relations in Nevada, Chile and Peru

"*I have decades of experience with permitting, regulatory and litigation matters in the United States and have successfully permitted some very complicated projects. Given the opportunity, I would bring my core expertise to the Hudbay Boardroom so that the Board's decisions can have the appropriate context on these critical matters that have a significant impact on Hudbay's stakeholders.*"

- David Deisley

Rosemont: Capex and Construction

LONG-TERM SOLUTION:
NEW HUDBAY WILL EVALUATE AND UPDATE CAPEX AND OUTLINE A CLEAR DEVELOPMENT STRATEGY FOR ROSEMONT

Rosemont Initial Capital Cost ($mm)


42
474
671
22
127
114
51
107
313
1,921
Site Wide
Mining
Process Plant
Site Services & Utilities
Internal Infrastructure
External Infrastructure
Common Construction Facilities
EPCM Services
Owner's Cost
Total Initial Capital

Board will task management to undertake a best-in-class review of the capital costs at Rosemont

✓ Commission a study to update capital estimates

- Complete a detailed review of the current capital estimates, which were last generated ~2 years ago, taking into account:
  - Inflation adjustments
  - Updated cost estimates
  - Commodity price assumptions
  - Long-lead items
  - Risk assessment

✓ Complete a detailed review of the current project execution strategy

- EPCM contracts
- Advanced engineering
- Lump-sum contracts for certainty
- Mining optimization and equipment selection
- Operability

✓ Outline a clear project execution strategy based on updated capital and cost numbers

Source: Rosemont March 2017 Feasibility Study

WATERTON
GLOBAL RESOURCE MANAGEMENT

Rosemont: Dry-Stack Tailings Mitigation Strategy

LONG-TERM SOLUTION:

AT THE SCALE THAT HUDBAY IS PROPOSING, THE DRY-STACK TAILINGS PRESENT UNIQUE COMPLEXITIES AT ROSEMONT THAT WERE NOT PRESENT AT CONSTANCIA—NEW HUDBAY WILL HAVE THE EXPERTISE TO ADDRESS THESE ISSUES EFFECTIVELY

Hudbay's messaging to the market that the construction of Rosemont will be similar to the construction of Constancia is a gross oversimplification – these projects are *vastly different*

Constancia – Conventional Tailings Management



≠

Rosemont – Dry-Stack Tailings



- While more environmentally friendly, the Rosemont project requires 20 filter presses, each consisting of over 100 filter plates, through which tails need to pass before they can be stacked
- The skill set of current Hudbay, which constructed a conventional tailings facility at Constancia, is not necessarily transferrable to Rosemont

Develop a Meaningful Dry-Stack Risk Mitigation Strategy

- Leverage and rely on New Hudbay's network of highly-specialized professionals with experience in dry-stack operations for support at Rosemont
- Establish early ownership of the dry-stack tailings risk
- Ensure procurement and construction at Rosemont are conducted in a manner that appropriately allocates risk among Hudbay and its construction partners
- Identify and develop strategies to risk manage the major threats that could cause operational downtime at Rosemont and generate appropriate redundancies

WATERTON GLOBAL RESOURCE MANAGEMENT

Emily Moore

Extensive experience in mining tech, tailings management and water technology with necessary leadership experience to drive a culture that promotes innovative thinking



✓ ***Water and Tailings Management***

✓ ***Mining Technology***

✓ ***Innovation Strategy***

Biography

- Extensive experience with tailings management, water issues and mining technology
- Rhodes Scholar and PhD in Physical Chemistry from Oxford University
- Director of Technology Development/Managing Director for Water and Innovation at Hatch
  - Led the development and deployment of new technology projects in the areas of mining, metallurgy, power, water, among others
  - Oversaw the tailings groups in North and South America during the development of projects focused on the effective use of water
- Principal Engineer and Manager of the Composite Materials Engineering Group at Xerox Research, where she spent over 10 years and co-invented 21 patents
- Professor of Engineering Leadership and Director, Troost Institute, University of Toronto
- Professor at the Institute for Studies in Transdisciplinary Engineering Education and Practice, University of Toronto
- Named one of the "100 Global Inspirational Women in Mining"

"*Tailings management is a critical issue for all mining companies and I will bring my years of experience with tailings management to New Hudbay's Board. In the long-term, I will work with management to develop an appropriate mining technology strategy that is driven by productivity.*"

- Emily Moore

Addressing the Funding Shortfall

LONG-TERM SOLUTION:
NEW HUDBAY WILL ADDRESS THE PUBLICLY-ACKNOWLEDGED FUNDING GAP AT ROSEMONT BY EVALUATING OPTIMAL FINANCING AND PARTNERSHIP ALTERNATIVES FOR THE ASSET

Hudbay continues to guide shareholders that it expects significant Rosemont capital to come from its joint venture partner, **even though it has stated publicly that it expects United Copper & Moly LLC ("UCM") not to complete the earn-in or fund its share of capital.**

"Our expectations are the Koreans [UCM] will exit."
Alan Hair – *January 17, 2019*



($mm)
$1,921
$230
$200
$383
$1,108
$878
Total Initial Capex
Stream Upfront Payment
Proposed Equipment Financing
JV Funding Gap
Hudbay's Share of Capital
Hudbay's Liquidity (as of 3Q18)

Necessary Experience

- ✓ The Nominees have:
  - Extensive recent experience assessing financing and partnership alternatives for project development
  - Familiarity with the universe of joint venture partners, lenders, strategic investors, advisors and other stakeholders that would play a key role in a holistic financing strategy for Rosemont

Suggested Approach

- ✓ Initiate a strategic process to assess financing and partnering alternatives for Rosemont
- ✓ Establish and foster relationships with existing financial partners
- ✓ **Identify the optimal risk-adjusted project financing alternative to fund Rosemont, in accordance with a defined capital allocation strategy**

Source: Company filings

David Smith

Extensive boardroom experience overseeing capital allocation and financing strategies, with a long history of corporate governance and cross-functional Board committee memberships



- ✓ ***Corporate Governance***
- ✓ ***Corporate Strategy Implementation***
- ✓ ***Capital Allocation Strategy***
- ✓ ***Financing Strategy***

Biography

- Executive Vice President and Chief Financial Officer of Finning International, a major equipment supplier to the mining industry with significant operations in Canada and South America
- 16 years in various senior executive roles at Placer Dome with extensive experience in North and South America
  - Involved in the acquisition, development, financing and operations of base/precious metal mines
- Corporate Director at Pretium Resources
  - Chair of the Audit Committee and member of the Compensation Committee
- Corporate Director at Nevsun
  - Chair of the Audit Committee, member of the Corporate Governance Committee and oversaw the strategic review leading to the C$1.8 billion take over offer from Zijin Mining
- Corporate Director at Dominion Diamond
  - Chair of the Audit Committee, member of the Compensation Committee and member of the Special Committee that led $1.2 billion sale to Washington Companies

"For any project, having an effective financing and partnering strategy is key. Given the recent strategic processes that Peter has led in the sector, I am confident he has the know-how and, importantly, the network to devise an actionable financing strategy for Rosemont. I will bring my vast experience on these issues to the Boardroom as well to ensure that we are asking all of the right questions."

- David Smith

Holistic Review for Manitoba

LONG-TERM SOLUTION:
NEW HUDBAY WILL UNDERTAKE A FULSOME REVIEW OF MANITOBA TO ASSESS HOW TO MAXIMIZE LONG-TERM SHAREHOLDER VALUE

MANITOBA


• *Underground*
• *Low tonnage, high grade*
• *Gold-copper-zinc-silver*

OBJECTIVE EVALUATION

FRESH PERSPECTIVE

- Consistent with its corporate strategy to optimize its portfolio, New Hudbay will assess Manitoba to identify opportunities to maximize value for its shareholders

STAKEHOLDER ENGAGEMENT

- Fully engage with federal, provincial and local governments, employees, unions, indigenous groups, neighboring communities, key service providers etc. to better understand how best to create value for all stakeholders

MINE PLAN

- Optimize and complete the mine plan update for the Lalor mine

PROVEN TRACK RECORD

- The Nominees have a proven track record of successfully managing complex portfolios and optimizing assets to maximize long-term value for shareholders

Capital Allocation Strategy

LONG-TERM SOLUTION:

NEW HUDBAY WILL IMPLEMENT A CLEAR CAPITAL ALLOCATION STRATEGY THAT INCLUDES INVESTMENT HURDLE RATES AS A KEY DECISION FACTOR WHICH WILL FOCUS ON MAXIMIZING LONG-TERM SHAREHOLDER VALUE



Operating Cash Flow
Sustaining Capex & Mine Development
Sustaining Free Cash Flow
Asset Acquisitions
Project Initiatives
Debt Repayment
Dividends / Buybacks
Decision Factors
Quantitative Metrics
• Investment hurdle rates
• ROIC focus
• Payback
Jurisdictional Risk
• Low political risk
• Low security risk
Capex
• Long-term capex plans
• Financial investment criteria
Potential Synergies with Current Assets
• Shared infrastructure
• Jurisdictional familiarity
Investment Optionality
• Opportunity cost of every alternative
• Sensitivity to commodity prices
Commodity Price
• Stress test forecasts at various commodity prices
Balance Sheet
• Optimal capital structure to minimize WACC
• Value accretive acquisitions
• Dividends / buybacks
Cash Flow
• Future cash flow generation
• Cash buffer

Capital will only be thoughtfully allocated based on a defined strategy, and only if certain ROIC metrics are met

Performance Values

LONG-TERM SOLUTION:

NEW HUDBAY WILL ESTABLISH PERFORMANCE OBJECTIVES WITH A FOCUS ON APPROPRIATELY GUIDING THE MARKET AND DELIVERING ON THOSE OBJECTIVES TO CREATE VALUE FOR ALL SHAREHOLDERS

Performance Strategy

1 Health, safety, environment and community

Identify and manage significant risks to:

- Reduce fatalities
- Improve safety and health results
- Reduce environmental incidents
- Improve community relations

2 Key performance drivers in core business

- Initiatives to improve efficiencies, increase recoveries, reduce costs and advance the progress of projects
- Delivery on production and cash cost guidance
- Optimize performance of existing assets
- Adopt strategic initiatives to address stakeholder engagement challenges that are hindering organic growth

3 Organic and sustainable growth

- Execute on project development initiatives
- Successfully advance exploration activities
- Develop a long-term organic growth pipeline


3
2
1
Performance Objectives
Health, safety, environment and community
Key performance drivers in core business
Organic and sustainable growth

Mike Anglin

Comprehensive open pit copper mining expertise and extensive experience with constructing and operating large-scale open pit copper mines in the Americas



- ✓ ***Operational Expertise***
- ✓ ***Project Construction***
- ✓ ***Peruvian/South American Expertise***
- ✓ ***Corporate Governance***

Biography

- Over 30 years of experience in the base and precious metals industry, with a focus on South American and US operations and, importantly, mine construction
- Chief Operating Officer of the Base Metals Group of BHP Billiton based in Santiago
  - Responsible for operations, business development and HSEC (health, safety, environmental and compliance), technical support, governance and business improvement within BHP Billiton's Base Metals Business Group
  - Responsible for the majority of BHP Billiton's large-scale open pit copper mines in South America
  - Extensive experience in South American government and community relations
- Chair of the Board at SSR Mining, including current and prior roles on the Corporate Governance & Nominating Committee, the Safety and Sustainability Committee and the Compensation Committee

> *Without good performance, you really don't have much. I will challenge our management team to set appropriate guidance and then, critically, deliver on that guidance. All the while, we need to keep our people safe and secure.*
>
> **- Mike Anglin**

Hudbay's Long-Term Upside Potential

With the new leadership team at the helm and a restoration of market confidence, over the long-term, Hudbay can close the valuation gap to its Peers, and shareholders have the opportunity to benefit from up to a ~140% increase in the share price

Value Creation[1,2]



High 13.2x
Average 7.7x
Low 4.8x
Hudbay 3.9x
Peers EV/EBITDA
~140% Potential Upside
+C$11
C$19
C$8
Hudbay Current Share Price
Bridging the Gap to Average Peer
Average Peer Valuation Price

WATERTON GLOBAL RESOURCE MANAGEMENT

Source: FactSet, Company filings

1. *As of Feb-15-2019*
2. *Equity value per share calculated by multiplying consensus 2019E EBITDA of $588mm by the 7.7x average multiple, subtracting $743mm of net debt, dividing by 261.3mm shares outstanding and multiplying by the USD/CAD exchange rate of 1.328*



Next Steps

Fundamental Change Required to Maximize Value for Shareholders

Start by voting for Waterton's Nominees at the upcoming 2019 Annual General Meeting

1 VOTE FOR NEW LEADERSHIP

Elect an independent Board with impeccable credentials and relevant skills, and a proposed CEO with global mining experience and a track record of success to redefine New Hudbay

2 HOLISTIC STRATEGY

Implement successful corporate and capital allocation strategies focused on creating long-term shareholder value

3 CULTURE OF ACCOUNTABILITY

Implement transparent and distinct short-term and long-term management incentive plans to fully align management with shareholders and create a culture of accountability

4 PORTFOLIO OPTIMIZATION

Generate a value maximizing, results-oriented approach to portfolio optimization

----

Rebuild the broken trust between Hudbay and its stakeholders at Constancia

Establish a multi-disciplinary risk-adjusted strategy to advance and unlock value at Rosemont

Assess Manitoba to identify opportunities to maximize value for all its stakeholders

5 LONG-TERM SHAREHOLDER VALUE CREATION

Earn the trust of the capital markets and close the valuation gap

~140% Potential Upside

www.NewHudbay.com



Contact Information

Investor Contact

Kingsdale Advisors
Toll-Free (within North America): 1-888-518-1563
Call Collect (outside North America): 1-416-867-2272
E-mail: contactus@kingsdaleadvisors.com

Media Contact

Sloane & Company
Dan Zacchei / Joe Germani: 1-212-486-9500
E-mail: DZacchei@sloanepr.com
JGermani@sloanepr.com

WATERTON
GLOBAL RESOURCE MANAGEMENT